UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, West Tower, Shun Tak Centre,

200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

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Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2010 and 2009

-

Condensed Consolidated Balance Sheets as of June 30, 2010 (Unaudited) and December 31, 2009

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2010 and 2009

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 30, 2010.

2 / 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 30, 2010	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30			Six Months Ended June 30
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	12,999	24,850	3,664	17,563	33,623	4,958
COST OF SALES	(12,371)	(15,729)	(2,319)	(16,268)	(21,727)	(3,204)
GROSS PROFIT	628	9,121	1,345	1,295	11,896	1,754

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES,
including share-based compensation
expense of RMB13,008 (US$1,904)
for the six months ended June 30, 2010 and 2009, and RMB6,504 (US$952) for the three
months ended June 30, 2010 and 2009	(12,870)	(25,105)	(3,702)	(26,409)	(38,402)	(5,662)
OPERATING LOSS FROM CONTINUING OPERATIONS	(12,242)	(15,984)	(2,357)	(25,114)	(26,506)	(3,908)
FINANCE COST	-	(436)	(64)	-	(436)	(64)
INTEREST INCOME	65	293	43	421	774	114
OTHER INCOME (EXPENSE), NET (Note 1)	-	(1,829)	(270)	529	629,671	92,847
LOSS ATTRIBUTABLE TO INVESTMENT
IN UNCONSOLIDATED INVESTEES	(2,960)	(1,826)	(269)	(5,665)	(3,612)	(533)
PROFIT (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(15,137)	(19,782)	(2,917)	(29,829)	599,891	88,456
INCOME TAXES (Note 7)	(714)	(2,155)	(318)	(1,266)	(3,600)	(531)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	(15,851)	(21,937)	(3,235)	(31,095)	596,291	87,925

DISCONTINUED OPERATION
INCOME (LOSS) FROM A DISCONTINUED OPERATION	5	-	-	(15,052)	-	-
NET INCOME (LOSS)	(15,846)	(21,937)	(3,235)	(46,147)	596,291	87,925
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
Attributable to CHNR Shareholders	(60)	3,951	583	438	3,844	567
Attributable to non-controlling interests	-	-	-	-	-	-
COMPREHENSIVE INCOME (LOSS)	(15,906)	(17,986)	(2,652)	(45,709)	600,135	88,492

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	(15,073)	(17,616)	(2,597)	(38,142)	600,726	88,579
Non-controlling interests	(833)	(370)	(55)	(7,567)	(591)	(87)
	(15,906)	(17,986)	(2,652)	(45,709)	600,135	88,492

NET INCOME (LOSS) ATTRIBUTABLE TO:
Continuing operations	(15,016)	(21,567)	(3,180)	(29,549)	596,882	88,012
Discontinued operation	3	-	-	(9,031)	-	-
CHNR Shareholders	(15,013)	(21,567)	(3,180)	(38,580)	596,882	88,012
Non-controlling interests	(833)	(370)	(55)	(7,567)	(591)	(87)
	(15,846)	(21,937)	(3,235)	(46,147)	596,291	87,925

EARNINGS (LOSS) PER SHARE (Note 2):
Basic
Income (loss) from continuing operations	(0.71)	(0.96)	(0.14)	(1.42)	26.94	3.97
Loss from a discontinued operation	-	-	-	(0.43)	-	-
Income (loss) per share	(0.71)	(0.96)	(0.14)	(1.85)	26.94	3.97

Diluted
Income (loss) from continuing operations	(0.71)	(0.96)	(0.14)	(1.42)	26.61	3.92
Loss from a discontinued operation	-	-	-	(0.43)	-	-
Income (loss) per share	(0.71)	(0.96)	(0.14)	(1.85)	26.61	3.92

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	21,123,416	22,468,471	22,468,471	20,883,085	22,158,775	22,158,775

Diluted	21,123,416	22,468,471	22,468,471	20,883,085	22,430,086	22,430,086

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(Amounts in thousands, except share data)

		December 31,	June 30,	June 30,
		2009	2010	2010
		RMB	RMB	US$
	Notes		(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash		186,582	95,650	14,104
Trade receivables:
Related parties	5	68,740	-	-
Others		1,070	7,696	1,135
Bills receivable		1,000	2,500	369
Notes and advances receivable		169,018	9,384	1,384
Advances to an unconsolidated investee	5	37,432	-	-
Inventories	3	4,187	10,463	1,543
Deferred tax assets		2,073	224	33
Other assets		11,662	43,283	6,382

TOTAL CURRENT ASSETS		481,764	169,200	24,950

DEFERRED TAX ASSETS		-	1,705	251

INVESTMENTS IN UNCONSOLIDATED INVESTEES		12,856	9,395	1,385

PROPERTY AND EQUIPMENT, NET	4	198,456	1,610,412	237,460

TOTAL NON-CURRENT ASSETS		211,312	1,621,512	239,096

TOTAL ASSETS		693,076	1,790,712	264,046

CURRENT LIABILITIES
Bills payable		20,000	-	-
Short-term bank loan		-	30,000	4,424
Accounts payable		17,851	56,906	8,391
Advances from customers		339	2,159	318
Accrued liabilities		4,807	8,105	1,195
Income tax and other taxes payable		2,198	333	49
Other payables		30,534	49,197	7,254
Interest payable – current		648	3,854	568
Payables to related parties	5	55,460	531,774	78,412

TOTAL CURRENT LIABILITIES		131,837	682,328	100,611

Long-term debt and other obligations		165,538	242,358	35,736
Interest payable – non current		7,743	12,648	1,865
Deferred tax liabilities		-	290,236	42,796
Other payables		8,681	-	-

TOTAL NON-CURRENT LIABILITIES		181,962	545,242	80,397

TOTAL LIABILITIES		313,799	1,227,570	181,008

EQUITY
China Natural Resources, Inc. equity:
Common shares, no par:
Authorized - 200,000,000 shares;
Issued and outstanding – 21,123,416 shares and 22,723,416 at December 31, 2009 and June 30, 2010, respectively		312,081	312,081	46,017
Other equity	6	77,002	193,504	28,533
Other comprehensive loss		(35,662)	(31,818)	(4,691)

TOTAL CHINA NATURAL RESOURCES, INC. EQUITY		353,421	473,767	69,859
NON-CONTROLLING INTERESTS		25,856	89,375	13,179
		379,277	563,142	83,038

TOTAL LIABILITIES AND EQUITY		693,076	1,790,712	264,046

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Amounts in thousands)

	Six months ended June 30,
	2009	2010	2010
	RMB	RMB	US$

NET CASH PROVIDED BY OPERATING ACTIVITIES	33,344	45,518	6,712

INVESTING ACTIVITIES
Purchase of property and equipment	(84,116)	(93,651)	(13,809)
Proceeds on disposal of a subsidiary	96,166	164,388	24,240
Net cash paid on acquisition of subsidiaries	(138,144)	(144,424)	(21,296)
Balance payment on acquisition of subsidiaries	-	(54,039)	(7,968)
Increase in margin deposit paid for derivative instruments	(17,850)	-	-
Advances from affiliates	43,231	177	26
Repayment from affiliates	52,958	39,796	5,868
Repayment to affiliates	(16,824)	(98,518)	(14,527)

NET CASH USED IN INVESTING ACTIVITIES	(64,579)	(186,271)	(27,466)

FINANCING ACTIVITIES
Proceeds from bank loans	100,000	80,000	11,796
Proceeds from exercise of warrants	46,399	34,276	5,054
Proceeds from exercise of options	-	34,976	5,157
Repayment to non-affiliates	-	(99,239)	(14,633)
Repayment of capital lease obligation	(4,995)	-	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	141,404	50,013	7,374

NET INCREASE (DECREASE) IN CASH	110,169	(90,740)	(13,380)

Effect of exchange rate changes on cash	290	(192)	(28)

CASH, AT BEGINNING OF PERIOD	120,888	186,582	27,512

CASH, AT END OF PERIOD	231,347	95,650	14,104

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1.

BASIS OF PRESENTATION

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2010, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

The condensed consolidated balance sheets at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2009.

The consolidated financial statements include the accounts of China Natural Resources, Inc. and those subsidiaries in which the Company has direct and indirect controlling interest (collectively referred to as the “Company”). The Company’s subsidiaries as of December 31, 2009, are as described in the Company’s Form 20-F for the year ended December 31, 2009.

As of June 30, 2010, the Company has a working capital deficiency of RMB513,128 (US$75,661). After adjusting working capital for the current payables to related parties of RMB531,774 (US$78,412), the Company expects it will have sufficient liquidity to finance its operations for the next twelve months. The related parties have confirmed to the Company that the payables to related parties will not be repayable until the Company is in a position to make the repayment. Therefore, the unaudited condensed consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the convenience of readers, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = RMB6.7818 as quoted by Bloomberg Finance L.P. as of June 30, 2010, except as disclosed otherwise. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

7 / 18

On April 30, 2010, the Company acquired all the issued and outstanding capital stock of Wealthy Year Limited, a BVI company (“Wealthy Year”), and its wholly-owned and partially-owned subsidiaries from the Feishang Group Limited (the “Shareholder”), a company controlled by Mr. Li Feilie, and assumed the outstanding indebtedness owed by Wealthy Year to the Shareholder (the “Indebtedness”) on the closing date. The total purchase price for the common shares and Indebtedness was US$87,000 (RMB596,523). The assets acquired and liabilities assumed by the Company were recorded at their historical carrying values on the books of the Shareholder and the difference between the net assets acquired and the consideration paid was adjusted in equity. In addition, the results of operations of Wealthy Year and its subsidiaries, which principally engage in coal mine development and operations in the PRC, have been included in this condensed interim consolidated financial statements since they were under the control of the Shareholder. The following table summarizes the fair values of Wealthy Year’s assets and liabilities attributable to the Shareholder’s interests when they were first under the control of the Shareholder on March 18, 2010:

	RMB	US$

Cash	16,077	2,355
Trade and other receivables	22,859	3,349
Inventories	3,665	537
Property and equipment, net	1,336,381	195,772
Current liabilities	(226,421)	(33,169)
Deferred tax liabilities	(281,774)	(41,278)
Other non-current liabilities	(32,528)	(4,765)
Non-controlling interests	(64,111)	(9,392)
Provisional fair value recognized by the Shareholder	774,148	113,409
Provisional bargain purchase gain on March 18, 2010	(624,148)	(91,434)
Cash consideration paid to unrelated third parties	150,000	21,975

The provisional bargain purchase gain of RMB624,148 (US$91,434) was included in “Other income (expense), net” for the six-month period ended June 30, 2010.

The exchange rate used in the preceding table is US$1.00 = RMB6.8262, representing the historical exchange rate at the transaction date. The fair values, including the bargain purchase gain disclosed above, are provisional subject to finalization of valuation for the identifiable assets and liabilities.

2.

EARNINGS (LOSS) PER SHARE

Basic earnings per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method. With respect to outstanding warrants, the weighted average number of shares was 126,352 and 271,311 shares for the three-month and six-month periods ended June 30, 2010, and 1,000,000 common shares issuable under outstanding options for the three-month and six-month periods ended June 30, 2010, respectively, were not included in the dilutive calculation for those respective periods, as the effect would be anti-dilutive.

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3.

INVENTORIES

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	US$

Raw materials	3,311	6,376	940
Work in progress	43	9	1
Finished goods	833	4,267	630
	4,187	10,652	1,571
Less: Inventory reserve	-	(189)	(28)
	4,187	10,463	1,543

4.

PROPERTY AND EQUIPMENT, NET

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	US$

At cost:
Buildings and mine development	30,715	136,198	20,083
Machinery and equipment	8,915	29,441	4,341
Motor vehicles	6,129	10,346	1,526
Mining properties	142,707	1,365,606	201,363
Exploration rights	9,591	9,591	1,414
Construction in progress	37,568	173,142	25,530
	235,625	1,724,324	254,257
Accumulated depreciation and amortization	(37,169)	(113,912)	(16,797)
	198,456	1,610,412	237,460

5.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

Transactions with related party in addition to the acquisition of Wealthy Year from the Shareholder are as detailed in Note 1. On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, renewed their office sharing agreement. The agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The amount paid by the Company to Anka for the three months and six months ended June 30, 2010 was RMB271 (US$40) and RMB543 (US$80) respectively [2009: RMB273 (US$40) and RMB543 (US$80), respectively].

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(b)

Receivables/ payables with related parties

The Company’s receivables with related parties are unsecured, non-interest bearing and due on demand. The payables with related parties are unsecured, non-interest bearing and will not be repayable until the Company is in a position to make the repayment. The receivables and payables are summarized as follows:

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	US$
Receivables from related parties:
Trade receivables:
Wuhu Hengchang Copper Refining Co., Ltd. (“Wuhu Hengchang”)	68,740	-	-
Advances to an unconsolidated investee: Guangdong Longchuan Jinshi Mining Development Company Limited (“Guangdong Longchuan”)	37,432	-	-

Payables to related parties:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	1,421	1,598	236
Feishang Enterprise Group Limited (“Feishang Enterprise”)	-	109,099	16,087
Feishang Group Limited	54,039	421,077	62,089
	55,460	531,774	78,412

(c)

Guarantees over bank loans provided by related parties

On December 14, 2010, Guizhou Puxin Energy Co. Ltd. (“Guizhou Puxin”), a wholly owned subsidiary of Wealthy Year, received a RMB70,000 (US$10,322) short-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the 1-year base lending rate stipulated by The People’s Bank of China from time to time (currently 5.81% per annum, resulting in a current annual interest rate of 6.972% per annum). The payment of the loan is guaranteed by Wuhu Port Co. Ltd. and Wuhu Feishang Enterprise Co. Ltd., two related companies.

On August 24, 2010, Guizhou Puxin received a RMB150,000 (US$22,118) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. to finance the acquisition of business projects. The loan is to be repaid in two installments, namely RMB50,000 (US$7,373) and RMB100,000 (US$14,745), on December 31, 2012 and August 11, 2013 respectively. The loan bears interest, payable quarterly at an annual rate equal to 30% above the 3-year base lending rate stipulated by The People’s Bank of China from time to time (currently 5.85% per annum, resulting in a current annual interest rate of 7.605% per annum). The loan is guaranteed by Mr. Li Feilie, who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company. The loan is also guaranteed by the five majority-owned subsidiaries of Guizhou Puxin, and Guizhou Yongfu Mining Co., Ltd. (“Guizhou Yongfu”), an indirect 70%-owned subsidiary of the Company, and Wuhu Port Co. Ltd., a related company. In addition, the loan is collateralized by a pledge of the outstanding capital stock of the five majority-owned subsidiaries.

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On June 8, 2010, Guizhou Puxin received a RMB30,000 (US$4,424) short-term bank loan from Shanghai Pudong Development Bank. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears an annual interest rate equal to 20% above the then one-year base lending rate stipulated by The People’s Bank of China (5.31% per annum, resulting in an annual interest rate of 6.372% per annum). The payment of the loan is guaranteed by Wuhu Port Co. Ltd., a related company.

On January 12, 2010, Guizhou Yongfu received a RMB50,000 (US$7,373) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng coal mine. The loan bears a floating annual interest rate of 6.40% (the over-5-year base lending rate stipulated by The People’s Bank of China). The loan is secured by Guizhou Yongfu’s mining permit covering the mine, and the payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a related company.

On February 2, 2009, Guizhou Yongfu entered into a bank financing agreement to fund construction and development of the Yongsheng Coal Mine, in the PRC. The RMB200,000 (US$29,491) long-term loan was issued by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly commencing June 21, 2009, at an annual rate equal to 30% above the over-5-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.40% per annum, resulting in a current annual interest rate of 8.32% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a related company.

Wuhu Hengchang, Pingxiang Iron & Steel Co. Ltd., Wuhu Port Co. Ltd., Wuhu Feishang Enterprise Co. Ltd., WFNM, Feishang Enterprise, and Feishang Group Limited, are controlled by Mr. Li Feilie who is also an officer, director and, indirectly, the principal beneficial shareholder of the Company. Guangdong Longchuan, which was disposed of on February 1, 2010, was an unconsolidated investee in which the Company owned a 45% equity interest.

11 / 18

6.

OTHER EQUITY

Included in other equity was additional paid-in capital as follow:

	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	US$

Exercise of warrants	103,955	138,231	20,382
Exercise of options	106,181	141,157	20,814
Share based compensation	91,030	104,038	15,341

	301,166	383,426	56,537

In January 2010, a warrant holder exercised warrants to purchase 1,000,000 common shares and paid the Company the exercise price of RMB34,276 (US$5,000 at the historical exchange rate of US$1.00=RMB6.8552). In May 2010, option holders exercised options to purchase 600,000 common shares and paid the Company the exercise price of RMB34,976 (US$5,106 at the historical exchange rate of US$1.00=RMB6.8500).

On January 7, 2008, 1,000,000 stock options were granted to the Company’s CEO at an exercise price of US$22.64 per share, or RMB153.54 per share (the fair market value of the Company’s capital stock as of the grant date). The options were valued at approximately RMB78,048 (US$11,426), and are being amortized over the requisite service period of three years from 2008 to 2010.

7.

INCOME TAXES

All PRC subsidiaries of the Company are subject to income tax rate of 25% except the five majority-owned subsidiaries of Guizhou Puxin. The five majority-owned subsidiaries are currently paying income tax at a rate of RMB9.50 to RMB30 (US$1.40 to US$4.42) per tonne of sales or of 7.5% of sales amount as required by respective local tax bureau.

8.

SUBSEQUENT EVENT

On December 17, 2010, Yangpu Lianzhong disposed of its 48% equity interest in Hainan Nonferrous Metal Mining Co., Ltd., an unconsolidated investee, to an unaffiliated third party at a consideration of RMB30,000 (US$4,424).

12 / 18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2010 totaled RMB33.62 million (US$4.96 million), a 91.44% increase over the same period of 2009. The increase was mainly comprised of (i) anthracite sales amounting to RMB16.37 million (US$2.41 million) by the newly acquired Wealthy Year’s business; (ii) an increase in the average selling price per tonne of zinc concentrates from RMB5,666 (US$835) in the first half of 2009 to RMB10,112 (US$1,491) for the same period of 2010, as well as approximately 30% higher production volume; and (iii) an increase in the average selling price per tonne of iron concentrates to RMB928 (US$137) during the period, from RMB616 (US$91) over the same period of 2009, partly offset by the decrease in sales volume of iron concentrates.

Sales for the second quarter of 2010 totaled RMB24.85 million (US$3.66 million), a 91.17% rise over the same period last year. This increase was mainly caused by (i) the anthracite sales from the newly acquired Wealthy Year’s business; and (ii) an increase in the average selling price of zinc concentrates and iron concentrates, as well as approximately 22% higher zinc production volume, partly offset by the decrease in sales volume of iron concentrates.

The overall gross profit margin increased from 7.37% for the six months ended June 30, 2009 to 35.38% for the same period of 2010. This increase mainly arose from (i) a 37.44% in the gross profit margin from anthracite sales by Wealthy Year; and (ii) the rise in the average selling price of zinc concentrates and iron concentrates by Wuhu Feishang.

The increase in gross profit margin for the second quarter of 2010, from 4.83% to 36.71%, was driven by the same factors.

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SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by RMB11.99 million (US$1.77 million) or 45.41% to RMB38.40 million (US$5.66 million) for the six months ended June 30, 2010 from RMB26.41 million (US$3.89 million) for the same period of 2009. The increase, mainly comprised salary, entertainment, travelling expense and office expense, mainly resulted from the inclusion of selling, general and administrative expenses of RMB11.58 million (US$1.71 million) attributable to the newly acquired business of Wealthy Year.

Selling, general and administrative expenses increased by RMB12.24 million (US$1.80 million) or 95.11% to RMB25.11 million (US$3.70 million) for the second quarter of 2010 from RMB12.87 million (US$1.90 million) for the same quarter of 2009. The increase, mainly comprised salary, entertainment, travelling expense and office expense, was due to the inclusion of newly acquired operations of Wealthy Year.

FINANCE COST

Finance cost increased to RMB436,000 (US$64,000) and RMB436,000 (US$64,000) for the three and six months ended June 30, 2010, respectively, from nil for the same periods in 2009. This increase was caused by the interest of RMB83,000 (US$13,000) incurred on a new, short-term bank loan, and accrued interest of RMB353,000 (US$51,000) on royalties payable for mining rights to three operating anthracite mines by Wealthy Year, namely Baiping Mine, Dayuan Coal and Xinsong Coal.

INTEREST INCOME

Interest income increased by RMB353,000 (US$52,000) or 83.92% to RMB774,000 (US$114,000) for the six months ended June 30, 2010 from RMB421,000 (US$62,000) for the same period in 2009. This increased was contributed by the increase of average bank balance. The same factor contributed to the increase of interest income for the second quarter of 2010 by RMB228,000 (US$34,000) or 350.17%, to RMB293,000 (US$44,000) from RMB65,000 (US$10,000) for the same quarter in 2009.

OTHER INCOME (EXPENSE), NET

Other income for the six months ended June 30, 2010 increased to RMB629.67 million (US$92.86 million) from RMB0.53 million (US$0.08 million) for the same period in 2009. The increase was mainly contributed by the provisional bargain purchase gain amounting to RMB624.15 million (US$91.43 million at the historical exchange rate of US$1.00=RMB6.8262) on the acquisition of Guizhou Puxin, and a gain amounting to RMB7.27 million (US$1.07 million) from the disposal of a 45% equity interest in Guangdong Longchuan.

Other expense for the three months ended June 30, 2010 increased to a net amount of RMB1.83 million (US$0.27 million) from nil for the same period in 2009. This increase was mainly due to penalty and compensation expense relating to a mine accident in the second quarter of 2010.

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INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

All PRC subsidiaries of the Company are subject to income tax at a rate of 25% except the five majority-owned subsidiaries of Guizhou Puxin. The five majority-owned subsidiaries are currently paying income tax at a rate of RMB9.50 to RMB30 (US$1.40 to US$4.42) per tonne of sales, or 7.5% of sales, as required by the respective local tax bureau.

DISCONTINUED OPERATION

Discontinued operation represents the copper smelting business conducted by Mark Faith Technology Development Limited (“Mark Faith”), a Hong Kong company through its operating subsidiary Bayannaoer City Feishang Copper Co. Ltd., a PRC company. The Company disposed of its remaining 60% equity interest in Mark Faith and its subsidiary to an unaffiliated third party on September 29, 2009.

NET INCOME (LOSS) ATTRIBUTABLE TO CHNR SHAREHOLDERS

The net income (loss) attributable to CHNR shareholders was increased by RMB635.46 million (US$93.70 million) from a net loss of RMB38.58 million (US$5.69 million) for the six months ended June 30, 2009 to a net income of RMB596.88 million (US$88.01 million) for the six months ended June 30, 2010. The increase was mainly attributable to (i) a provisional bargain purchase gain amounting to RMB624.15 million (US$91.43 million at the historical exchange rate of US$1.00=RMB6.8262) on the acquisition of Guzhou Puxin; (ii) the gross profit increase of Wuhu Feishang amounting to RMB5.77 million (US$0.85 million) caused by the increase in the average selling price of zinc concentrates and iron concentrates; (iii) the RMB7.27 million (US$1.07 million) gain on the disposal of Guangdong Longchuan in February 2010; and (iv) the disposal of the loss position for the six months ended June 30, 2009, amounting to RMB9.03 million (US$1.33 million) relating to the discontinued copper smelting operation, partly offset by a RMB8.79 million (US$1.30 million) loss arising from the newly acquired operations of Wealthy Year. The temporary loss position of Wealthy Year was caused by the relatively low production capacity of the three coal mines currently in operation, namely Baiping Mine, Dayuan Coal and Xinsong Coal, which are in their second phase technical innovation construction.

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The net loss attributable to CHNR shareholders increased by RMB6.55 million (US$0.97 million) from RMB15.01 million (US$2.21 million) for the three months ended June 30, 2009 to RMB21.57 million (US$3.18 million) for the three months ended June 30, 2010. The increase was mainly due to a loss arising from the newly acquired operations of Wealthy Year, partly offset by the gross profit increase of Wuhu Feishang amounting to RMB2.99 million (US$0.44 million).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements primarily through internally generated cash and bank borrowings.

Net cash from operating activities for the six months ended June 30, 2010 was approximately RMB45.52 million (US$6.71 million), as compared to net cash from operating activities of RMB33.34 million (US$4.92 million) for the corresponding period in 2009. The increase in net cash inflow was mainly attributable to the strengthening of working capital management.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31, 2009	June 30, 2010
	RMB	RMB
(Unaudited)

Current ratio	3.65x	0.25x
Working capital	349,927,000	(513,128,000)
Ratio of interest-bearing debt to total shareholders’ equity	0.44x	0.51x

Net cash used in investing activities for the six months ended June 30, 2010 was RMB186.27 million (US$27.47 million). This is consisted of (i) a net repayment of RMB58.55 million (US$8.63 million) to affiliates; (ii) a net cash payment on the acquisition of Wealthy Year and subsidiaries amounting to RMB144.42 million (US$21.30 million); (iii) payment of the balance due on the acquisition of Pineboom amounting to RMB54.04 million (US$7.97 million); (iv) proceeds received on the disposal of Mark Faith amounting to RMB159.64 million (US$23.54 million) and proceeds received on the disposal of Guangdong Longchuan amounting to RMB4.75 million (US$0.70 million); and (v) payment for the acquisition of property and equipment amounting to RMB93.65 million (US$13.81 million).

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Net cash provided in financing activities for the six months ended June 30, 2010 was RMB50.01 million (US$7.37 million), as compared with RMB141.40 million (US$20.85 million) in the corresponding period of 2009. This was primarily attributable to (i) the receipt of RMB34.28 million (US$5.00 million at the historical exchange rate of US$1.00=RMB6.8552) on the exercise of warrants; (ii) the receipt of RMB34.97 million (US$5.11 million at the historical exchange rate of US$1.00=RMB6.8500) on the exercise of options; and (iii) the receipt of RMB50 million (US$7.37 million) by Guizhou Yongfu on long-term bank loan drawdown and of RMB30 million (US$4.42 million) by Guizhou Puxin on short-term bank loan drawdown, partly offset by loan repayment of RMB99.24 million (US$14.53 million) by Guizhou Puxin to an unaffiliated third party.

Capital commitments in respect of coal mine development and others as at June 30, 2010 amounted to RMB89.30 million (US$13.17 million).

As of June 30, 2010, the Company has a working capital deficiency of RMB513.13 million (US$75.66 million). After adjusting working capital for the current payables to related parties of RMB531.77 million (US$78.41 million), the Company expects it will have sufficient liquidity to finance its operations for the next twelve months. The related parties have confirmed that the payables to related parties will not be repayable until the Company is in a position to make the repayment. As a result, there is no significant doubt about the Company's ability to continue as a going concern. The Company believes it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Except as disclosed above, there have been no significant changes in financial condition and liquidity for the period ended June 30, 2010.  The Company believes that internally generated funds and/ or equity/ debt financing will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

In the event that our operating plans change due to changes in our strategic plans, lower-than-expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued turmoil and tightening of the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted. If so, we could be required to adjust our expenditures for the remainder of 2010 and for 2011 to conserve working capital, or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 30, 2010

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